FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    French, Donald Anthony
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    September, 1998

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Treasurer

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - September 2, 1998

3.  Transaction Code (Instr. 8)

    Line 1 - Code:  M; V: Voluntary

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1- Amount: 9,300 Shares; (A) or (D): Acquired; Price:$0.75 Per Share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    51,041 Shares.

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    40,041 Shares Indirectly by a Limited Partnership of which Mr. French is the General Partner and 11,000 Shares Indirectly by a Trust for the Benefit of Mr. French

TABLE II-Derative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option2.  Conversion or Exercise Price of Derivative Security

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $5.90 Per Share
    Line 2 - $0.75 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - September 30, 1998
    Line 2 - September 2, 1998

4.  Transaction Code (Instr. 8)

    Line 1 - Code:  H;  V:  Voluntary
    Line 2 - Code:  M;  V:  Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Expiration of Call Option on 506 Shares of Common Stock Line 2 - Exercised Call Option on 9,300 Shares of Common Stock

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  September 30, 1998
    Line 1 - Expiration Date:  September 30, 1998
    Line 2 - Date Exercisable:  February 22, 1992
    Line 2 - Expiration Date:  February 22, 2001

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title:  Common Stock; Amount:  506 Shares
    Line 2 - Title:  Common Stock; Amount:  9,300 Shares

8.  Price of Derivative Security (Instr. 5)

    N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options on 372,050 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    123,335 Shares Direct
    248,715 Shares Indirect

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. French is the General Partner

Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Donald A. French                                     October 2, 1998
**Signature of Reporting Person                         Date